

November 21, 2013

Via E-mail
Mr. Richard Shields
Chief Financial Officer
Quiksilver, Inc.
15202 Graham Street
Huntington Beach, CA 92649

      Re: **Quiksilver, Inc.**
               Form 10-K for the Fiscal Year Ended October 31, 2012
               Filed January 10, 2013
               Response dated November 8, 2013
               File No. 001-14229

Dear Mr. Shields:

We have reviewed your filing and response and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filings, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

Form 10-K for the Fiscal Year Ended October 31, 2012
Notes to Consolidated Financial Statements, page 51
Note 1 – Significant Accounting Policies, page 51
Goodwill and Intangible Assets, page 52

1.   We note your response to comment 1 in our letter dated October 17, 2013. We understand that you initially defined your components and reporting units to be your wholesale, retail and e-commerce businesses. We also understand you further assessed qualitative considerations which lead you to conclude that your operating segments were reporting units for impairment testing purposes because the economic similarities permitted aggregating these reporting units. Please provide us with a response that further supports your assessment and conclusion that aggregating these component businesses to perform your impairment testing at the operating segment level is appropriate. For example:

- Your response states that "the component business within a geographic region are very similar from the manner in which they are operated, to their inputs, processes, products and eternal market conditions." Please tell us in detail how each of business component is 'very similar' with each of the others specifically with respect to inputs and processes. Compare that with the overall differences between these components in arriving at your conclusion. For instance, tell us why the wholesale business is very similar to the retail and e-commerce businesses.

- Please tell us how your customers in the wholesale business, not end consumers, are the same customer class that you serve in your retail and e-commerce component businesses.

- Please elaborate and tell us in detail how you concluded that each of the component businesses shares assets and resources with one another. For example, tell us how closing a group of stores, losing a wholesale customer or performing website maintenance for e-commerce activities may materially affect the other component businesses operated within the same geographic region.

- Lastly, please provide us with evidence that each of the component businesses demonstrate similar, long-term financial performance to confirm they have economic similarities.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

You may contact Brian McAllister at (202) 551-3341or Craig Arakawa, Accounting Branch Chief at (202) 551- 3650 if you have questions regarding the financial statements and related matters. Please contact me at (202) 551-3871 with any other questions.

Sincerely,

/s/Tia L. Jenkins

Tia L. Jenkins
Senior Assistant Chief Accountant
Office of Beverages, Apparel, and
Mining